Exhibit 99.1

NiCE 2026 Proxy Statement Opening

NiCE is a global enterprise software leader, delivering mission-critical AI-powered cloud platforms that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our purpose-built platforms connect people, AI and workflows to automate engagements into intelligent actions and deliver measurable outcomes at scale. Trusted by organizations in more than 150 countries, NiCE serves enterprises across industries worldwide.

In Customer Engagement, CXone enables enterprises to automate customer service at scale, orchestrating AI and human agents on a single, unified platform. A pivotal milestone in 2025 was the acquisition of Cognigy, a leader in conversational and agentic AI, bringing advanced conversational AI and agentic orchestration into CXone on a shared data foundation. NiCE also serves the Public Safety and Justice market, using AI and digital evidence solutions to help police, prosecutors, courts and correctional institutions operate more efficiently.

In Financial Crime and Compliance, we help financial services organizations prevent money laundering and fraud and meet regulatory requirements. Our AI-powered solutions use advanced analytics to detect suspicious activity, automate tasks and adapt to an evolving threat landscape.

Our competitive strength rests on deep domain expertise, purpose-built AI platforms, a broad partner ecosystem and a disciplined financial foundation. In 2025, NiCE delivered $2.9 billion in total revenue, with cloud revenue growing 13% year over year, AI and self-service ARR reaching $328 million, up 66%. We also accelerated our buyback program and repurchased $489 million of shares. This momentum has continued into 2026, with AI and self-service ARR reaching $362 million as of the end of the second quarter, while we continued our capital return program with $311 million of share repurchased during the first half of 2026.

Our leadership has been independently recognized across key elements of our CX AI platform, with CXone named a Leader in the 2026 Gartner® Magic Quadrant™ for Contact Center as a Service and NiCE Cognigy named a Leader in The Forrester Wave™ for Conversational AI Platforms for Customer Service. Together with our platform, data, domain expertise and financial foundation, these recognitions reinforce NiCE’s position to define the next era of AI-driven customer experience and capture the significant opportunity ahead.

NICE LTD.

______________________________________________________

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON DECEMBER 3, 2026

Notice is hereby given that the 2026 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NiCE”) will be held on Thursday, December 3, 2026, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. The following items will be voted upon at the Meeting:

1.	To elect five non-executive directors to the Board of Directors of the Company;

2.	To re-elect an external director to the Board of Directors of the Company; and

3.	To re-appoint the Company’s independent auditors and to authorize the Board of Directors of the Company or a committee thereof to set their remuneration.

In addition to considering and voting on the foregoing proposals, members of the Company’s management will be available at the Meeting to review and discuss with shareholders the Company’s audited annual financial statements for the year ended December 31, 2025.

Approval of matters 1 and 3 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon. Approval of matter 2 will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor, excluding abstentions, of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter, except for a personal interest that is not a result of such shareholder’s relationship with the controlling shareholders, pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder (the “Israeli Law” or “Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have such a “personal interest” in such matter, that were cast against such resolution, do not exceed two percent of the aggregate voting rights in the Company. Please see the description under Item 2, on Page No. 11, for an explanation as to who may be considered a controlling shareholder or may have a personal interest in the vote under such resolution in accordance with the Companies Law.

Shareholders of record at the close of business on October 27, 2026, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange Ltd. (“TASE”), you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Alon Levy, Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date issued by your broker or TASE member who holds the shares on your behalf. You may receive the proof of ownership certificate in the branch of the broker or TASE member or by mail to your address (in consideration of mailing fees only), if you so request. Such a request will be made in advance for a particular securities account. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 48 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker or TASE member.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company (the “Articles”), the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy or by written ballot, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

The above proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company within 7 days of the day of this Notice. For more information about shareholder proposals, please see Article 18 of the Articles. Should changes be made to any proposal after the mailing of the enclosed Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and with the ISA.

Pursuant to the Articles, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors of the Company (the “Board”) or pursuant to the authorization of the Board, or in case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above), at least 48 hours before the Meeting.

By Order of the Board, Alon Levy Vice President, General Counsel and Corporate Secretary Date: October 29, 2026

ii

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS Table of Contents

NICE LTD.

13 Zarchin Street, Ra’annana, Israel

________________________

PROXY STATEMENT
________________________

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“NiCE” or the “Company”) at the close of business on October 27, 2026, in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the 2026 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, December 3, 2026, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel.

The following items will be voted upon at the Meeting:

1.	To elect five non-executive directors to the Board of Directors of the Company;

2.	To re-elect an external director to the Board of Directors of the Company; and

3.	To re-appoint the Company’s independent auditors and to authorize the Board of Directors of the Company or a committee thereof to set their remuneration.

In addition to considering and voting on the foregoing proposals, members of the Company’s management will be available at the Meeting to review and discuss with shareholders the Company’s audited annual financial statements for the year ended December 31, 2025.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange Ltd. (“TASE”), you should deliver or mail (via registered mail) your completed proxy card to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Alon Levy, Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date issued by your broker or TASE member. You may receive the proof of ownership certificate in the branch of your broker or the TASE member or by mail to your address (in consideration of mailing fees only), if you so request. Such a request will be made in advance for a particular securities account. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 48 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker or TASE member.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented at the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary (the “Depositary”), and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Company’s Amended and Restated Articles of Association (the “Articles”) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares represented by ADSs.

Pursuant to the Articles, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting electronically via MAGNA (as described above) at least 48 hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2025, please see “Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Executives” in our Annual Report for the year ended December 31, 2025 on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2026 (the “Annual Report”).

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS; QUORUM;

SHAREHOLDER PROPOSALS

Only shareholders of record at the close of business on October 27, 2026, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On October 27, 2026, the Company had 74,774,827 issued Shares, out of which 57,360,209 are outstanding and 17,414,618 are treasury shares held by the Company. Discussion at the Meeting will be commenced if a quorum is present. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person, by proxy, or by written ballot and entitled to vote, will constitute a quorum at the Meeting. For this purpose, abstaining shareholders shall be deemed present at the Meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to December 10, 2026, at the same time and place. At the adjourned Meeting, any two shareholders who are present in person, by proxy, or by written ballot, will constitute a quorum.

In accordance with the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder (the “Israeli Law” or “Companies Law”) and the Articles, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, provided that it is appropriate to discuss such item at the Meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel and pursuant to the Articles and applicable law, a matter relating to the appointment or removal of a director may only be added, following the request of one or more shareholders holding at least 5% of the outstanding voting rights of the Company, to the Meeting’s agenda. Any eligible shareholder may submit a proposed additional agenda item to the Company’s offices at 13 Zarchin Street, Ra’annana, Israel, Attention: Alon Levy, Vice President, General Counsel and Corporate Secretary, no later than November 5, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than 7 days after the last date to propose an item, on November 12, 2026, which will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons known to us to beneficially own more than 5% of the Company’s outstanding Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Harel Insurance Investments & Financial Services Ltd.	3,078,107 (2)	5.36%

_______________

(1)	Based upon 57,360,209 ordinary shares issued and outstanding as of October 27, 2026.

(2)	The information is based upon a report provided by Harel Insurance Investments & Financial Services Ltd., dated October 5, 2026.

On October 19, 2026, Principal Global Investors, LLC, provided a letter reporting that they are no longer a beneficial owner of 5% or more of our outstanding ordinary shares.

CORPORATE GOVERNANCE

Introduction

We strongly believe that high standards of corporate governance benefit our shareholders, directors, executive officers and employees and are essential to our long-term business success. For this reason, we devote considerable time and resources to ensure (i) we have an effective corporate governance structure; (ii) we are operating in a way that is honest, ethical and transparent; and (iii) our corporate and compensation policies reflect our values and business goals and are aligned with the interests of our shareholders.

Director Independence

All our Board members are non-executive directors determined to be “independent” pursuant to both Nasdaq listing rules and the Israeli Law. Accordingly, all our committees of the Board are comprised solely of independent directors. The independence of each director is reviewed at least annually. During these reviews, the Board considers, among others, transactions and relationships between each director (and his or her immediate family and affiliates) and our Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. As part of this review process, each director is required to complete an annual directors’ and officers’ questionnaire, in which they are required to disclose any employment, business, familial, compensation and other relationships with us and our management.

Following such review process, the Board has determined that the director nominee and all of the directors that currently serve and that will serve on the Board following the Annual General Meeting meet the independence requirements pursuant to both Nasdaq listing rules and the Israeli Law.

As required pursuant to Nasdaq rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

Board and Board Committees

Under our Articles, the Board must consist of three to thirteen directors (including at least two statutory “external directors”). Our Board currently consists of eight persons, three of which are external directors. All three external directors meet strict qualification requirements pursuant to the Israeli Law. Mr. David Kostman is currently acting as Chairman of the Board.

The Board has five standing committees: Audit Committee, Internal Audit and ESG Committee, Compensation Committee, Nominating Committee and Mergers and Acquisitions Committee, each composed entirely of non-executive directors determined to be “independent”, as stated above. Pursuant to Israeli Law, all of the external directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the board of directors must include at least one external director. The composition of our committees of the Board is in full compliance with such requirements.

Board Committees’ Composition

The Nominating Committee and the Board review the size, structure, and composition of the Board and its committees, and the need to refresh Board and committee membership.

The following table provides membership information for each Board committee as of the date of this Proxy Statement:

Name	Audit Committee	Internal Audit and ESG Committee	Compensation Committee	Nominating Committee	Mergers & Acquisitions Committee
David Kostman				Member	Chair
Rimon Ben-Shaoul	Member				Member
Dan Falk	Member*	Member	Chair	Member	Member
Yocheved (Yochi) Dvir	Member*	Chair	Member
Leo Apotheker			Member		Member
Joseph (Joe) Cowan	Member				Member
Zehava Simon	Chair	Member	Member
Caroline Tsay

* Accounting & Financial Expert

Members will serve on these standing committees until their resignation or until otherwise determined by the Board.

Board Practices

Pursuant to the Israeli Law, at least one external director serving on the board of directors must be an “accounting and financial expert” and all other external directors must be “professionally qualified.” Under Nasdaq rules, each member of our Audit Committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication. Our Board has determined that each of Dan Falk and Yocheved Dvir is an “accounting and financial expert” for purposes of the Israeli Law and is financially sophisticated for purposes of applicable Nasdaq rules. In addition, each of the Audit Committee members is financially literate and all external directors are professionally qualified.

All directors, other than the external directors, are elected at each annual general meeting of the shareholders to serve until the next annual general meeting of the shareholders. The external directors are elected each time for a three-year period as required pursuant to the Israeli Law.

Our corporate governance practices are overseen by the Board and the Board committees. All of our Board committees are headed by an independent director. Our internal audit and ESG Committee, Audit Committee and Compensation Committee are headed by an independent director who is also an external director meeting stricter independence requirements pursuant to the Israeli Law.

Our Board and its committees meet regularly throughout the year on a set schedule and hold special meetings as needed. In 2025, each of the directors of the Board nominated for election at this annual general meeting participated in at least 95% of the Board and Board committee meetings held during the year, with an average participation rate of 96%.

Our directors are generally entitled to review and retain copies of our documentation and to receive assistance and consultation from external experts, as required to perform their duties as directors.

Board Oversight

•	The Board reviews relevant aspects of risk management of our operations and business strategy and Board committees review risk in their areas of expertise.

•	The Audit Committee operates under a formal charter and oversees our accounting and financial reporting processes and the audit of our financial statements and assists our Board of Directors in monitoring our financial systems and legal and regulatory compliance. The Audit Committee assists the Board with the oversight of our financial reporting, independent auditors and internal controls.

•	The Audit Committee also reviews our financial risk management policies, including our investment guidelines, financings and foreign exchange and currency hedging, as well as other financial transactions.

•	The Internal Audit and ESG Committee oversees our internal audit function, as well as policies and practices for legal, regulatory and internal compliance (other than regarding financial reporting) and reviews policies and practices that may impact our reputation and risk management, including with respect to our cybersecurity risk program.

•	The Internal Audit and ESG Committee oversees the implementation and enforcement of our company-wide compliance program, that includes our Code of Ethics and Business Conduct, Anti-bribery and Corruption Policy, Insider Trading Policy and Speak Up Procedures. The full text of our Code of Ethics and Business Conduct is available on our website at http://www.nice.com under the “Corporate Responsibility” web page. This Committee also oversees our ESG related initiatives.

•	The Compensation Committee oversees compensation, retention, succession and other human resources-related issues and risks.

•	The Nominating Committee recommends candidates for election to our Board pursuant to a written charter and observes set procedures in identifying and evaluating candidates for election to the Board, including consideration of appropriate diversity on the Board of professional background, experience, expertise, perspective and gender.

•	The responsibilities of each standing committee are described in more detail in the Annual Report.

Corporate Governance Practices and Compensation

We maintain a high level of corporate governance practices. In relation to executives’ and directors’ compensation, we maintain governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders. Accordingly, our Compensation Committee is comprised of at least three independent directors, including all the external directors. In line with the Israeli Law, we adopted a Compensation Policy that sets the framework and requirements relating to directors’ and executives’ compensation. We review this policy at least once a year, including review of peer group comparable data. We also require our shareholders to approve such policy at least once every three years. Our current Compensation Policy was approved by our shareholders at our 2026 special general meeting of shareholders.

Such Policy framework and requirements provide specific considerations that are reviewed in connection with our executives’ compensation, such as performance. The Compensation Policy also sets forth certain limits, such as a cap of annual compensation.

Environmental, Social and Governance (ESG) Report

We are guided by a deep commitment to social contribution, environmental sustainability and corporate citizenship that is ingrained in our core values. For this purpose, the Company has appointed an ESG Steering Committee comprised of managers from the relevant domains within the Company, that oversee all ESG related activities and initiatives in the Company. For further information on our ESG strategy and performance, you may access our most recent ESG Report, which is located on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibility. The contents of our ESG Report and related supplemental information (including information on our website) are not incorporated by reference into this Proxy Statement nor into any other report or document we file with the SEC.

Diversity

We are dedicated to ensuring equality and diversity and inclusion in our workplace and workforce. We provide an inclusive workplace, a safe environment for women and men of different religions, nationalities, and gender orientations. We believe that our core values should be leveraged for the benefit of our local communities, see additional information on our core values on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibility. The contents of the information on our website are not incorporated by reference into this Proxy Statement nor into any other report or document we file with the SEC.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “EXTERNAL DIRECTORS”)

Under the Company’s Amended and Restated Articles of Association, the Board is to consist of not less than three and not more than thirteen directors. The Board is currently comprised of eight directors, including three external directors. Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders to serve until the next annual general meeting of the shareholders. At the Meeting, shareholders will be asked to elect five members to the Board, aside from the three external directors of the Company. All the nominees for election and re-election qualify as “independent directors” under both the Nasdaq listing rules and Israeli Law and regulations, as discussed below.

The Company’s Board, following approval of the resolutions contemplated in this Item 1 by our shareholders, shall be comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, provide industry acumen and expertise and bring global perspectives to the Board, namely: Messrs. David Kostman, Leo Apotheker, Joseph (Joe) Cowan, Ms. Caroline Tsay and Mr. Gabi Seligsohn, who is nominated for election to the Board for the first time. Mr. Ben Shaul has notified the Board of his decision to step down from the board, and will not be brought up for re-election. In addition, we have three external directors, appointed as mandated by the Israeli Law, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Ms. Zehava Simon is nominated for reelection this year, as further detailed in Item 2 of this Proxy Statement. Mr. Dan Falk and Ms. Yocheved Dvir were elected for an additional term at the 2025 annual general meeting of shareholders and are continuing their position this year. As stated above, pursuant to the Israeli Law, (i) external directors must meet more stringent independence requirements, (ii) the audit committee must be headed by an external director, and (iii) all external directors must be members of, and form a majority in, each of the audit committee and compensation committee. The composition of our Board committees complies with such strict requirements.

In making its determination regarding the nomination of directors, the Nominating Committee and the Board reviewed the composition of the Board and its committees, including the length of service of the members of the Board as a whole and as it relates to each Board committee respectively, the expertise and deep understanding of the Company's business and industry, the contribution of the individual Board members, compliance with regulatory requirements regarding Board and committees' composition and other considerations which the Board deemed appropriate. The Board also considered the expertise and experience of Mr. Gabi Seligsohn, the director nominee being proposed for election for the first time. Results of the evaluation confirm that expertise and experience of the director nominee being proposed for election for the first time are commensurate with and valuable for the development of the Company’s business and industry. The results of the evaluation also confirm that each director currently serving and being proposed for re-election makes an effective and valuable contribution to the Board and its committees, brings in depth knowledge and understanding of the Company's business and industry (attributable to the continuity of the Board members). Additionally, the directors that are being proposed for re-election demonstrate commitment to their role, including making sufficient time for Board and committee meetings and other duties. The Nominating Committee and the Board believe that the composition of the Board committees provides an appropriate balance for the effective and professional work of these committees, taking the above elements into consideration. In line with the Company’s commitment in its 2025 annual general meeting proxy statement to address Institutional Shareholder Services’ (ISS) over-boarding policies limiting the number of positions an individual may hold in public companies, on October 29, 2026, our Chairman, Mr. David Kostman, informed the Board of his decision to transition from his position as Chairman of the Board, as of December 3, 2026. Mr. Kostman will continue to serve as a member of the Board. This decision was made to ensure compliance with ISS voting proxy guidelines for the Israeli market concerning over-boarded directors.

After a review of the Board members’ relevant experience and contributions, the Board of Directors has determined that Mr. Leo Apotheker is well positioned to assume the role the Chairman of the Board and has appointed him to serve as such as of December 4, 2026. The appointed Chairman will be entitled to the same compensation as our current Chairman.

The Nominating Committee and the Board also considered diversity in its widest sense when reviewing the composition of, and succession planning for, the Board and Board committees. Please see "Corporate Governance" section above for additional information on Company values and disclosure relating to diversity. In this respect, it has been determined that, following the election of the nominees as proposed in this Item 1, the Board will be comprised of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have public company experience serving as executive officers, or on boards of directors and board committees, and have an understanding of corporate governance practices and trends. The Board and the Nominating Committee believe that the nominees’ skills, qualities, attributes, experience and deep knowledge of the Company’s business, provide the Company with business acumen and a diverse range of perspectives to engage each other and management to effectively address the Company’s evolving needs and represent the best interests of its shareholders.

In light of the above and in view of each of the aforementioned nominees’ contribution to the work of the Board and its committees and their commitment to their role as well as each of the nominee’s industry acumen and expertise, the combination of the Board as described above, positions the Board with an appropriate balance to address the challenges ahead and ensure the continued growth and success of the Company. The Board believes it would be in the best interest of the Company and its shareholders to approve the composition of the Board as described above. Therefore, the Company’s Nominating Committee, Internal Audit and ESG Committee and Board have proposed the following five nominees as the slate of directors (besides the three external directors) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s Articles and applicable law: Messrs. David Kostman (Chairman), Leo Apotheker, Joseph (Joe) Cowan, Ms. Caroline Tsay and Mr. Gabi Seligsohn.

As previously approved by our shareholders, each non-executive director, including each external director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (in each case paid in US dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $147,000), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, each director of the Company is covered by the Company’s current directors’ and officers’ liability insurance policy, as approved by the shareholders, and directors' and officers' indemnification of up to the maximum amount permitted by law, all in accordance with applicable laws, the Company’s Articles and Compensation Policy. In addition, each non-executive director is entitled to an annual equity-based award, as previously approved by our shareholders and pursuant to the terms of the Company’s Compensation Policy. In 2025, the actual grant date value attributed to the 2025 equity grants, calculated as of the date of the 2025 annual general meeting and subject to the limitations under the Compensation Policy, was US$250,000 with respect to each of our directors and US$750,000 with respect to our Chairman.

In accordance with Israel’s Companies Law, each of the nominees as described above has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the Company’s size and unique needs. In addition, none of the nominated directors have any relationship with the Company.

Our Nominating Committee, Internal Audit and ESG Committee and Board determined that all of the nominees qualify as “independent directors,” as defined by the Nasdaq listing rules and pursuant to regulations under the Israeli Law.

The following information is provided with respect to each nominee recommended to be elected by the Board of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently CEO and board member of publicly traded Teads Holding Co. Mr. Kostman previously served as a board member of publicly traded Unity Inc, Retalix Ltd. and several privately held companies. Mr. Kostman was formerly a Managing Director of Lehman Brothers, where he was head of the Global Internet Group in the Investment Banking Division; Chief Operating Officer and Chief Executive Officer of Delta Galil USA, a subsidiary of the publicly traded Delta Galil Industries Ltd.; President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc.; and an associate at NM Rothschild & Sons. Mr. Kostman holds an LL.B. in Law from Tel Aviv University and M.B.A. in Business Administration from INSEAD.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is currently chairman of the board of privately held BSI AG, Syncron AB, and previously held the position of chairman of the board of Harvest and Eudonet until 2026. Mr. Apotheker was a member of the board of Schneider SE and the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp until recently and the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. Mr. Apotheker also previously served as the chairman of the board of Unit4, a leading Dutch software company and a member of the board of Taulia Inc. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan is currently a director of Auburn University Foundation, StartProto and MachineMetrics, both private entities. Until recently, Mr. Cowan served as a director of Drishti Technologies Inc, ChannelAdvisor, Inc., and SAI Global. From 2013 until 2017, Mr. Cowan was the CEO and director of Epicor. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. He also served as a director of DataDirect Networks, Inc. between 2011 and 2013. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. Mr. Cowan has also served on the board of directors of Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

Caroline Tsay has served as one of our directors since September 2025. Ms. Tsay has been a director of The Coca-Cola Company (NYSE: KO) since April 2018, a director of Morningstar, Inc. (NASDAQ: MORN) since May 2017, and a director of StackAdapt Inc., a private company, since 2026. She served as Chief Executive Officer and as a director of Compute Software, Inc., a Mountain View, California-based cloud optimization software company that she co-founded, from January 2017 to November 2022. Ms. Tsay previously served as a director of Rosetta Stone Inc. from December 2014 to July 2018, as a director of Travelzoo Inc. (NASDAQ: TZOO) from August 2015 to May 2017, and as a director of Semrush Holdigns Inc. (formerly NYSE: SEMR) from May 2025 to April 2026. Ms. Tsay served as Vice President and General Manager of Software at Hewlett Packard Enterprise Company (NYSE: HPE). Prior to HPE, Ms. Tsay held six years of product leadership roles across the consumer search, e-commerce, and advertising businesses at Yahoo! Inc. Prior to joining Yahoo! in 2007, she spent three years at IBM Global Services as a senior consultant in supply chain and customer relationship management. Ms. Tsay remains active in the technology industry as an investor in venture capital funds and serves as an advisor to venture capital backed companies. Ms. Tsay earned a B.S. in computer science and an M.S. in management science and engineering, both from Stanford University.

Gabi Seligsohn has served in a variety of executive and board positions over the past 20 years. He serves as a director on the board of ABRA (TASE: ABRA.TA) and has served as a director at Kornit Digital since 2015. He also serves as a senior advisor to PSG private equity and as an advisor to several privately held technology companies. Mr. Seligsohn was Chief Executive Officer of Kornit Digital (NADAQ: KRNT) from April 2014 through July 2018, and led its successful IPO in April 2015. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd. (NASDAQ: NVMI). From 1998 until 2006, Mr. Seligsohn served in several leadership positions in Nova. Mr. Seligsohn has also served as a director on the boards of several companies, including, DSP Group (NASDAQ: DSPG) from 2013-2021; Radware (NASDAQ: RDWR) from 2020-2023;. Mr. Seligsohn holds an LL.B. from the University of Reading.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Ms. Caroline Tsay be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Gabi Seligsohn be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy, or by written ballot (or, with regards only to Shares held in TASE by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed resolutions.

 ITEM 2

RE-ELECTION OF EXTERNAL DIRECTOR

Pursuant to the requirements under the Israeli Law, the Company should appoint at least two external directors. External directors are elected by the shareholders for three-year terms. All of the external directors of a company must be members of, and form a majority in, each of its audit committee and compensation committee. In addition, at least one external director shall serve on any committee of a company’s board of directors that is authorized to exercise powers of the board of directors. The Company has fully complied with these requirements.

The Company currently has three external directors. Mr. Dan Falk and Ms. Yocheved Dvir were last elected by the shareholders of the Company at the annual general meeting of our shareholders that took place on September 30, 2025 and are therefore continuing their tenure this year. Ms. Zehava Simon was last elected by the shareholders of the Company at the annual general meeting that took place on July 3, 2024 and is being nominated for re-election this year, in compliance with the applicable requirements of the Companies Law. Our Nominating Committee, Internal Audit and ESG Committee and Board resolved to recommend that our shareholders elect Ms. Zehava Simon as an external director for an additional term of three years.

The reasons underlying this resolution include Ms. Simon’s vast business experience and leadership experience in global companies, including in the technology industry as well as her financial literacy, knowledge of the Company, its markets and related fields of operations. Furthermore, Ms. Simon has been serving as the Chair of the Audit Committee of the Board. The entire Board sees great value in her continued service and maintaining her roles. Following consideration of these and other factors, the Nominating Committee, Internal Audit and ESG Committee and Board believe that Ms. Simon’s continued service as external director is in the best interests of the Company and its shareholders.

To qualify as an external director, an individual may not have and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Israeli Law, or with certain officers and shareholders, as provided by the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. The Company’s Internal Audit and ESG Committee has determined that Ms. Zehava Simon fully meets these qualifications.

Ms. Simon’s current three-year term will end on July 8, 2027. The Nominating Committee, Internal Audit and ESG Committee and Board resolved to recommend that pursuant to the Companies Law and the Company’s Articles of Association, Ms. Simon’s re-election will become effective on July 9, 2027.

As an external director, Ms. Zehava Simon shall be entitled to receive compensation identical to that granted to the other non-executive directors from time to time, namely, the annual and per meeting fees, equity grants, as well as directors’ and officers’ indemnification and liability insurance, as previously approved at our annual general meetings of shareholders, and as may be amended or approved from time to time. See Item 1 herein for details regarding the cash and equity-based compensation and liability insurance of the Company’s non-executive directors, including external directors. Changes from time to time in the aforementioned compensation terms during a term of service as an external director shall be in accordance with applicable laws and regulations.

A brief biography of Ms. Zehava Simon is set forth below:

Zehava Simon has served as one of our external directors since July 2015. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon also served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including acting as leader of Finance and Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd. and Nova Ltd., both public companies traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.), Tower Semiconductor Ltd. and Amiad Water Systems, a public company traded on the London Stock Exchange. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Zehava Simon be elected to a three-year term as external director of the Company, effective as of July 9, 2027.”

Required Vote

Under the Israeli Law, and subject to limited exceptions prescribed thereby, the approval of the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter (excluding a “personal interest” that is not a result of such shareholder’s relation with the “controlling shareholder”); the votes of abstaining shareholders shall not be included in the vote count of said shareholders, or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have such a “personal interest” in such matter, that were cast against such resolution, do not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Under the Israeli Law, a "personal interest" of a shareholder includes a personal interest of any members of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the foregoing) or a personal interest of an entity with respect to which the shareholder (or such relatives) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote. An interest arising solely from the ownership of our Shares is not considered a "personal interest".

We consider it highly unlikely that any of our shareholders is a controlling shareholder or has such a personal interest in this Proposal 2. Under the Israeli Law, every shareholder voting on the proposed resolution is required to notify the Company whether such shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. To avoid confusion, as a company whose securities are listed on an exchange outside Israel, and unless indicated otherwise by you, each holder of Shares voting by means of the enclosed proxy card or a voting instruction form, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does NOT have such a personal interest in this Proposal 2. If you are a controlling shareholder or have such a personal interest in this proposal (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally), please notify the Company's Corporate Secretary and General Counsel, at +972-9-775-3777 or Alon.Levy@nice.com or, if you hold your ADSs in “street name,” you may contact the representative managing your account, who would then notify us on your behalf.

The Board recommends a vote FOR the approval of the proposed resolution.

ITEM 3

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board to set the remuneration of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002. Information on fees paid to the Company's independent auditors may be found in Item 16C of the Annual Report.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to set their remuneration in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

PRESENTATION AND DISCUSSION OF THE AUDITED CONSOLIDATED

FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025.

The Company’s audited consolidated financial statements for the year ended December 31, 2025 are included in the Company’s Annual Report on Form 20-F, which was filed with the SEC on February 26, 2026. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Alon Levy
Vice President, General Counsel and Corporate Secretary

Date: October 29, 2026